UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported):

January 13, 2026 (January 7, 2026)

Standard Dental Labs Inc.
(Exact name of issuer as specified in its Certificate of Formation)

Nevada	88-0411500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

424 E Central Blvd #308, Orlando, FL 32801, USA
(Full mailing address of principal executive offices)

407-789-1923
(Issuer’s telephone number)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Standard Dental Labs Inc., a Nevada corporation (the “Company”) entered into an asset purchase agreement (the “Asset Purchase Agreement”), dated as of November 4, 2025, as amended December 31, 2026, by and between the Company and Dream Dentistry Labs, LLC, a Florida limited liability company (the “Seller”) pursuant to which the Seller agreed to sell and the Company agreed to buy certain of its assets to the Company (the “Transaction”) for a total consideration of $800,000 (the “Gross Consideration”) consisting of (i) cash and (ii) common stock of the Company.

On January 7, 2026, the Asset Purchase Agreement was terminated pursuant to its terms as the Transaction had not closed by the End Date of January 7, 2026 and neither party pursued a further extension of the End Date.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANDARD DENTAL LABS INC.

By:   /s/ James D. Brooks

      James D. Brooks

      President

Date:    January 13, 2026

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